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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-35798
CUSIP NUMBER 48344T209

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KaloBios Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

442 Littlefield Avenue
Address of Principal Executive Office (Street and Number)

South San Francisco, California 94080
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 5, 2015, the Board of Directors of KaloBios Pharmaceuticals, Inc. (the “Company”) approved a restructuring plan involving reductions in headcount as part of a plan to reduce operating costs. The positions eliminated together represent approximately 61% of the Company’s workforce.

The Company expects to substantially complete the restructuring efforts in, and related charges will be incurred through, the fourth quarter of 2015. The Company estimates that it will incur total restructuring charges consisting of cash expenses for one-time termination benefits of between $400,000 and $500,000.

The restructuring plan is part of a plan to reduce operating costs and focus the Company’s resources on the ongoing development of lenzilumab, also known as KB003, in chronic monomyelocytic leukemia (CMML), while it continues to pursue strategic alternatives for the Company.

As a part of its restructuring, the Company also announced that it will pause enrollment in the Phase 2 cohort expansion phase of its ongoing clinical study of KB004 in certain hematologic malignancies. The Company has also announced its intent to repay in full its outstanding secured loan obligation to MidCap Financial, secured lender to the Company, in the approximate amount of $6.6 million, which will generate significant cash savings when compared to repayment of the debt in the ordinary course of business.

The Company is currently evaluating strategic alternatives, including potentially the sale of the Company or its assets, or a corporate acquisition, and may retain an investment bank to assist in those efforts. Since these efforts may not be successful, in light of its limited cash reserves the Company is considering all possible alternatives, including further restructuring activities, wind-down of operations and bankruptcy proceedings.

The Company has diligently pursued appropriate reporting and disclosures in its Form 10-Q filing, but in light of these recent events will be unable to complete the necessary analysis and disclosures to timely file its Form 10-Q for the third quarter.

Due to the additional time required by the Company to complete these activities, it is unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Herb C. Cross, Interim Chief Executive Officer and Chief Financial Officer	650	243-3100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Spending for our clinical trial programs and general and administrative expenses associated with being a public company decreased during the three and nine months ended September 30, 2015 compared to the same periods in 2014.  As a result, the net loss for the three and nine months ended September 30, 2015 is expected to be less than the net loss for the same periods in 2014; however, due to the continued review and related disclosure of certain of its operating expenses and related accruals, the Company is not able to provide an estimate of such loss or other results from operations at this time.

Notice Concerning Forward Looking Statements

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and statements regarding the Company’s clinical development of KB004 and KB003. Forward-looking statements reflect management’s current knowledge, assumptions, judgment and expectations regarding future performance or events. Although management believes that the expectations reflected in such statements are reasonable, they give no assurance that such expectations will prove to be correct and you should be aware that actual results could differ materially from those contained in the forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, the Company’s limited cash reserves and its ability to obtain additional capital on acceptable terms, or at all, including the additional capital which will be necessary to complete the clinical trials that the Company has initiated or plans to initiate; the ability of the Company to enter into one or more strategic transactions on any terms; the potential timing and outcomes of clinical studies of KB004 and KB003 undertaken now or in the future; the ability of the Company to timely source adequate supply of its development products from third party manufacturers on whom the Company depends; the potential, if any, for future development of our product candidates; the Company’s ability to successfully progress, partner or complete further development of its programs; the uncertainties inherent in clinical testing; the timing, cost and uncertainty of obtaining regulatory approvals; the Company’s ability to protect the Company’s intellectual property; competition; changes in the regulatory landscape or the imposition of regulations that affect the Company’s products; and other factors listed under “Risk Factors” in the Company’s most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015, the Annual Report on Form 10-K filed on March 16, 2015, and the Company’s other filings with the Securities and Exchange Commission.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this report. The Company has no obligation, and expressly disclaims any obligation to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.

KaloBios Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9 , 2015	By	/s/ Herb C. Cross, Interim Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).